SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	February	2010
Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1
Supplemental financial information relating to the reconciliation of the Company’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2009 and 2008 to U.S. GAAP in accordance with Item 18 of Form 20-F.

This report on Form 6-K is incorporated by reference into all of the Registrant’s outstanding registration statements on Form F-10 and S-8 that have been filed with the Securities and Exchange Commission.

Document 1

1.	Differences between Canadian and United States Generally Accepted Accounting Principles

These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which differ in certain material respects from accounting principles generally accepted in the United States (“US GAAP”).  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the following tables.

	As at September 30, 2009
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Shareholder’s Equity

Reported under Canadian GAAP	$1,008,087	$176,980	$6,657	$824,450
Amortization of non-producing property (a)	(1,208)	(338)	-	(870)
Increase in depletion expense (b)	(15,954)	(5,604)	-	(10,350)
Startup revenues and expenses (c)	681	197	-	484
Reclassification non-controlling interests (d)	-	-	(6,657)	6,657
Reported under US GAAP	$991,606	$171,235	$-	$820,371

	December 31, 2008
Consolidated Balance Sheets	Total assets	Total liabilities	Non-Controlling Interest	Shareholder’s Equity

Reported under Canadian GAAP	$873,383	$181,996	$5,746	$685,641
Amortization of non-producing property (a)	(1,271)	(356)	-	(915)
Increase in depletion expense (b)	(16,251)	(5,713)	-	(10,538)
Startup revenues and expenses (c)	681	197	-	484
Reclassify non-controlling interests (d)			(5,746)	5,746
Reported under US GAAP	$856,542	$176,124	$-	$680,418

	Three months ended September 30		Nine months ended September 30
Consolidated statement of operations	2009	2008	2009	2008

Net income reported under Canadian GAAP	$17,375	$6,404	$34,193	$57,918
Amortization of mineral property (a)	82	77	197	206
Increase in depletion expense (b)	(334)	(521)	(1,230)	(2,353)
Income tax expense (a) (b)	99	168	394	801
Non-controlling interests (d)	266	101	234	1,093
Net income reported under US GAAP	$17,488	$6,229	$33,788	$57,665

Earnings per share attributable to Common
Basic	$0.20	$0.08	$0.39	$0.72
Diluted	$0.20	$0.08	$0.39	$0.71

Weighted average number of common shares outstanding
Basic	87,226	80,786	86,210	80,051
Diluted	87,374	80,966	86,506	81,528

	Three months ended September 30		Nine months ended September 30
Consolidated summarized statement of cash flows – US GAAP	2009	2008	2009	2008

Cash flow provided by operating activities	$37,099	$22,707	$63,758	$92,965
Cash flow used in investing activities	(11,844)	(36,275)	(128,402)	(129,627)
Cash flow provided by (used in) financing activities	2,727	(103)	103,104	49,172
Increase (decrease) in Cash under US GAAP	$27,982	$(13,671)	$38,460	$12,510

a)	Mineral Property Expenditures

Under Canadian GAAP capitalized costs related to non-producing mineral properties are only amortized after the commencement of operations.  Prior to 2004, under US GAAP, the Company accounted for mineral rights as intangible assets, and accordingly mineral rights were amortized on a straight-line basis over the life of the mineral rights.  This resulted in the Company recording amortization of $1.7 million during 2003 with respect to mining rights acquired in 2003.  The Emerging Issues Task Force (EITF) reached a consensus “Whether Mineral Rights are Tangible or Non-Tangible Assets”. The conclusion is that mineral rights are tangible assets and should be amortized over the productive life of the asset.  The Company has adopted this new guidance with effect from 2004 on a prospective basis.  The change has the affect of reducing amortization expense in the year ended December 31, 2004 by $1.7 million ($1.1 million net of income taxes). This change will have the effect of conforming Canadian GAAP to US GAAP.

b)	Depreciation and Depletion

Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion is calculated based on proven and probable reserves only.  During the three months and nine months ended September 30, 2009, the Company calculated an increase of depletion of $0.2 and $1.0 million, respectively (for the three and nine months ended September 30, 2008 – $0.5 million and $2.4 million, respectively), with a corresponding increase to accumulated depletion.  In addition, future income tax liability would decrease by $0.1 million and $0.4 million, respectively (2008 – $0.2 million and - $0.9 million, respectively), with a corresponding decrease to income tax expense.

c)	Income Taxes

Under Canadian GAAP, future income taxes are calculated based on enacted or substantively enacted tax rates applicable to future years.  Under US GAAP, only enacted rates are used in the calculation of future income taxes.  This GAAP difference resulted in no difference in the financial position, results of operations or cash flows of the Company for the years presented.

As of January 1, 2007, the Company adopted, for U.S. GAAP purposes, current Accounting Standards Codification (“ASC”) updated guidance on Accounting for Uncertainty in Income Taxes.  This guidance clarifies financial statement recognition and disclosure requirements for uncertain tax positions taken or expected to be taken in a tax return.  Guidance is also provided on the derecognition of previously recognized tax benefits and the classification of tax liabilities on the balance sheet.  The adoption of this interpretation did not have a material impact on the Company’s Consolidated Financial Statements.  The Company has not derecognized any tax benefits or recognized any changes in classification of tax liabilities in the nine months ending September 30, 2009.

d)	Non-controlling Interests

In December 2007, the ASC guidance for non-controlling interests was updated to  establish accounting and reporting standards pertaining to (i) ownership interests in subsidiaries held by parties other than the parent (“non-controlling interest”), (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires non-controlling interests to be classified as a separate component of stockholders’ equity. The Company adopted the updated guidance on January 1, 2009. Except for presentation changes, the adoption had no impact on the Company’s consolidated financial position, results of operations or cash flows.

e)	Other Comprehensive Income

The ASC issued updated guidance on “Reporting Comprehensive Income”, which was required to be adopted beginning on January 1, 1998.  This guidance establishes standards for the reporting and display of comprehensive income (“OCI”) and its components. Additionally, portfolio investments classified as available-for-sale securities are recorded at market value.  The resulting gain and loss are included in determination of OCI.  The Company adopted Section 1530 on January 1, 2007 (page 1 note 2c second paragraph) which now aligns treatment of OCI the same in both US GAAP and Canadian GAAP.  The impacts of available-for-sale securities for the three and nine months ended September 30, 2009 and 2008 are included in the following table:

	Three months ended September 30		Nine months ended September 30
	2009	2008	2009	2008
Net income under US GAAP	$17,488	$6,229	$33,788	$57,655
Unrealized gain on available for sale securities	5,850	(1,912)	4,731	9,401
Comprehensive net income (loss) under US GAAP	$23,338	$4,317	$38,519	$67,056

f)	Recently Adopted Accounting Pronouncements

The Accounting Standards Codification

In June 2009, the Financial Accounting Standards Board (“FASB”) established the FASB Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP to be applied by nongovernmental entities. The ASC is a new structure which took existing accounting pronouncements and organized them by accounting topic. Relevant authoritative literature issued by the Securities and Exchange Commission (“SEC”) and select SEC staff interpretations and administrative literature was also included in the ASC. All other accounting guidance not included in the ASC is nonauthoritative. The ASC was effective for our interim quarterly period beginning July 1, 2009. The adoption of the ASC did not have an impact on our consolidated financial position, results of operations or cash flows.

Subsequent Events

In May 2009, the ASC guidance for subsequent events was updated to establish accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The update sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. We adopted the updated guidance for our interim period ended June 30, 2009. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Post-Retirement Benefit Plans

In December 2008, the ASC guidance for retirement benefits was updated to expand the requirements of employers’ disclosures about post-retirement benefit plan assets in a defined benefit pension or other post-retirement plan. The objective is to require more detailed disclosures about employers’ plan assets, including employers’ investment strategies, major categories of plan assets, concentrations of risk within plan assets, and valuation techniques used to measure the fair value of plan assets. We adopted the updated guidance on January 1, 2009. These disclosures are not required for earlier periods that are presented for comparative purposes.

Equity Method Investments

In November 2008, the ASC guidance for equity method and joint venture investments was updated to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The updated guidance was effective for our fiscal year beginning January 1, 2009 and was applied prospectively. The adoption had no impact on our consolidated financial position or results of operations.

Equity-Linked Financial Instruments

In June 2008, the ASC guidance for derivatives and hedging when accounting for contracts in an entity’s own equity was updated to clarify the determination of whether an instrument (or embedded feature) is indexed to an entity’s own stock which would qualify as a scope exception from hedge accounting. The updated guidance was effective for our fiscal year beginning January 1, 2009. The adoption had no impact on our consolidated financial position or results of operations.

Accounting for Convertible Debt Instruments

In May 2008, the ASC guidance was updated for convertible debt instruments that, by their stated terms, may be settled in cash (or other assets) upon conversion, including partial cash settlement, unless the embedded conversion option is required to be separately accounted for as a derivative. The update requires that the liability and equity components of convertible debt instruments within the scope be separately accounted for in a manner that reflects the entity’s nonconvertible debt borrowing rate. This requires an allocation of convertible debt proceeds between the liability component and the embedded conversion option (i.e., the equity component). The difference between the principal amount of the debt and the amount of the proceeds allocated to the liability component is reported as a debt discount and subsequently amortized to earnings over the instrument’s expected life using the effective interest method. The updated guidance required retrospective application to all periods presented. The adoption had no impact on the Company’s consolidated financial position or results of operations.

Accounting for the Useful Life of Intangible Assets

In April 2008, the ASC guidance for Goodwill and Other Intangibles was updated to amend the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The intent of this update is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under guidance for business combinations. The updated guidance was effective for our fiscal year beginning January 1, 2009 and was applied prospectively to intangible assets acquired after the effective date. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Derivative Instruments

In March 2008, the ASC guidance for derivatives and hedging was updated for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows. We adopted the updated guidance on January 1, 2009. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Business Combinations

In December 2007, the ASC guidance for business combinations was updated to provide new guidance for recognizing and measuring identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. The updated guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. We adopted the updated guidance on January 1, 2009 and. The adoption of the guidance did not have any impact on the Company.

In April 2009, the guidance was updated to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This update is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The adoption of the updated guidance did not have any impact on the Company.

Non-controlling Interests

In December 2007, the ASC guidance for Non-controlling Interests was updated to establish accounting and reporting standards pertaining to: (i) ownership interests in subsidiaries held by parties other than the parent (“non-controlling interest”), (ii) the amount of net income attributable to the parent and to the non-controlling interest, (iii) changes in a parent’s ownership interest, and (iv) the valuation of any retained non-controlling equity investment when a subsidiary is deconsolidated. If a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary is measured at fair value and a gain or loss is recognized in net income based on such fair value. For presentation and disclosure purposes, the guidance requires non-controlling interests to be classified as a separate component of equity. We adopted the updated guidance on January 1, 2009. Except for presentation changes, the adoption had no impact on our consolidated financial position, results of operations or cash flows.

Variable Interest Entities

In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. The updated guidance is effective for our fiscal year beginning January 1, 2010.

Fair Value Accounting

In September 2006, the ASC guidance for fair value measurements and disclosure was updated to define fair value, establish a framework for measuring fair value, and expand disclosures about fair value measurements. We adopted the updated guidance for assets and liabilities measured at fair value on a recurring basis on January 1, 2008. In February 2008, the FASB staff issued an update to the guidance which delayed the effective date for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. We adopted the updated guidance for our nonfinancial assets and liabilities measured at fair value on a nonrecurring basis on January 1, 2009.

In April 2009, the guidance was further updated to provide additional guidance on determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate when a transaction is not orderly. In April 2009, the guidance for investments in debt and equity securities was updated to: (i) clarify the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, (ii) provide guidance on the amount of an other-than-temporary impairment recognized for a debt security in earnings and other comprehensive income and (iii) expand the disclosures required for other-than-temporary impairments for debt and equity securities. Also in April 2009, the guidance for financial instruments was updated to require disclosures about the fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. Adoption of this updated guidance was required for our interim reporting period beginning April 1, 2009 with early adoption permitted. We adopted the updated guidance for the interim period ended March 31, 2009. See tables below for the required disclosure.

In August 2009, the ASC guidance for fair value measurements and disclosure was updated to further define fair value of liabilities. This update provides clarification for circumstances in which: (i) a quoted price in an active market for the identical liability is not available, (ii) the liability has a restriction that prevents its transfer, and (iii) the identical liability is traded as an asset in an active market in which no adjustments to the quoted price of an asset are required. The updated guidance is effective for our interim reporting period beginning October 1, 2009. We are evaluating the potential impact of adopting this guidance on our consolidated financial position, results of operations and cash flows.

The updated guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under this guidance are described below:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by the guidance, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value at September 30, 2009
(in thousands of US dollars)	Total	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	$65,249	$65,249	$-	$-
Short-term investments	84,198	84,198		-
Investments	1,166	1,166		-
Unrealized gain on commodity and foreign currency contracts	2,388		2,388	-
Trade receivable from provisional concentrate sales, net	43,112		43,112
	$196,113	$150,613	$45,500	$-

Liabilities:
Unrealized loss on commodity and foreign currency contracts	$2,175	$-	$2,175	$-
	$2,175	$-	$2,175	$-

The Company’s cash instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities and U.S. Treasury securities.

The Company’s short-term investments and other investments are valued using quoted market prices in active markets and as such are classified within Level 2 of the fair value hierarchy. The fair value of the investment securities is calculated as the quoted market price of the investment equity security multiplied by the quantity of shares held by the Company.

The Company’s trade receivable from provisional concentrate sales is valued using quoted market prices based on the forward London Metal Exchange (“LME”) (copper) (zinc) and (lead) and the London Bullion Market Association P.M. fix (“London P.M. fix”) (gold) (silver) and as such is classified within Level 1 of the fair value hierarchy.

The Company’s unrealized gains and losses on commodity and foreign currency contracts are valued using quoted market prices in active markets and as such are classified as level 1 of the fair market value hierarchy.

The total amount of unrealized losses on Available for Sale Securities for the period was included in Accumulated other comprehensive income as a result of changes in market values and foreign exchange rates from December 31, 2007.

g)	Recent Accounting Pronouncements

Variable Interest Entities

In June 2009, the FASB issued ASC guidance that requires an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. This guidance also will require ongoing reassessments of the primary beneficiary of a VIE. The new guidance is effective for the Company’s fiscal year beginning January 1, 2010. The Company currently is evaluating the potential impact of adopting this statement on the Company’s consolidated financial position, results of operations and cash flows.

Transfers of Financial Assets

In June 2009, the ASC guidance, “Accounting for Transfers of Financial Assets”, was updated to require entities to provide more information regarding sales of securitized financial assets and similar transactions, particularly if the entity has continuing exposure to the risks related to transferred financial assets. The guidance eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets and requires additional disclosures. The updated guidance is effective for fiscal years beginning after November 15, 2009. Adoption of this guidance is not expected to have a material impact on our consolidated financial statements.

Fair Value Accounting for Liabilities

In August 2009, the FASB issued updates to fair value accounting for liabilities.  These changes clarify existing guidance that in circumstances in which a quoted price in an active market for the identical liability is not available, an entity is required to measure fair value using either a valuation technique that uses a quoted price of either a similar liability or a quoted price of an identical or similar liability when traded as an asset, or another valuation technique that is consistent with the principles of fair value measurements, such as an income approach (e.g., present value technique).  This guidance also states that both a quoted price in an active market for the identical liability and a quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements.  These changes will become effective for the Company’s financial statements for the year ended December 31, 2009.  The Company has not determined the impact that this update may have on its consolidated financial statements.

Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees

In September 2009, the FASB issued the FASB Accounting Standards Update No. 2009-09 “Accounting for Investments-Equity Method and Joint Ventures and Accounting for Equity-Based Payments to Non-Employees”.  This update represents a correction to Section 323-10-S99-4, Accounting by an Investor for Stock-Based Compensation Granted to Employees of an Equity Method Investee. Additionally, it adds observer comment Accounting Recognition for Certain Transactions Involving Equity Instruments Granted to Other Than Employees to the Codification. The Company has not determined the impact that this update may have on its consolidated financial statements.

 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	February 5, 2010	By:	/s/ Robert Pirooz
Name: Robert Pirooz Title: General Counsel, Secretary and Director